UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

 Commission file number: 1-7626

A.
Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Corporation
Retirement Employee Stock Ownership Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Wipfli LLP

We have served as the Plan’s auditor since 2015.

June 8, 2026
Milwaukee, WI

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS:
Investments at fair value:
Interest in Sensient Technologies Corporation Master Trust	$44,171,251	$36,503,088

Contributions receivable	1,628,413	1,445,662

Net assets available for benefits	$45,799,664	$37,948,750

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

ADDITIONS:	2025

Sensient Technologies Corporation contributions	$1,628,413

Net investment income from Sensient Technologies Corporation Master Trust	11,812,449

Total additions	13,440,862

DEDUCTIONS:

Withdrawals and distributions	(5,589,948)

Net increase	7,850,914

Net assets available for benefits:
Beginning of year	37,948,750

End of year	$45,799,664

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

Note 1 - Description of the Plan:

The following description of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Sensient Technologies Corporation (the Company). Substantially all domestic employees of the Company are immediately eligible to participate in the Plan. Field and production seasonal employees of Sensient Agricultural Ingredients become eligible to participate in the Plan upon the completion of both 1,000 cumulative hours of service and at least 300 hours of service during the Plan year. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA).

The Company makes discretionary annual contributions to the Plan as determined annually by its Board of Directors. Participant contributions are not permitted under the Plan. The Plan allows participants to elect an in-service withdrawal on or after attaining age 59 ½. Company contributions for Plan years on or after January 1, 2007, become vested after three years of credited service with the Company, or upon termination due to death or disability. The Company contributed 1% of eligible participant compensation to the Plan for the year ended December 31, 2025, which totaled $1,628,413 and included non-cash contributions of Company stock of $1,621,127.

The administration of the Plan is the responsibility of the Benefits Administrative Committee (the Committee), which is appointed by the Compensation and Development Committee of the Company’s Board of Directors. The assets of the Plan are maintained in the Sensient Technologies Corporation Master Trust (Master Trust), which is administered under a Master Trust agreement (as described in Note 3) with Fidelity Management Trust Company (the Trustee). The Trustee is responsible for maintaining the Master Trust assets and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.

Plan assets are invested primarily in the Company’s common stock, a common collective trust fund, and mutual funds. Participants have the option to receive dividends on the Company’s common stock in the form of cash. Company contributions are invested in the Company common stock unless the participant meets the following age or service requirements and has elected to have a portion of their account invested in other funds. Participants are eligible to diversify immediately following the later of the date they become fully vested in their Company contribution account or upon reaching age 35. Upon eligibility, participants may elect to have a portion of their account invested in a common collective trust fund or various mutual funds offered by the Plan. Participants may revise their investment allocations daily.

The Plan does not allow participants to borrow funds from their account. Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions. Forfeitures used to reduce the Company contributions for 2025 were $115,000.

Individual accounts are maintained by the Trustee for each Plan participant. Each participant’s account is credited with the Company’s contribution and an allocation of Plan income and charged with withdrawals and an allocation of Plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2025

Note 1 - (Continued):

Upon separation from service with the Company due to retirement or termination, and if the participant’s vested account balance is greater than $7,000, the participant may receive his or her benefits in a lump-sum cash payment, lump-sum rollover into an individual retirement account or another employer’s eligible retirement plan, or defer receiving benefits until a future date. A participant whose vested account balance is greater than $1,000, but equal to or less than $7,000, may elect to receive a lump-sum distribution or a direct rollover to an individual retirement account, which will be established by the Company for the participant. A participant whose vested account balance is equal to or less than $1,000 will automatically receive a lump-sum distribution equal to his or her vested account balance. If the separation from service is due to permanent disability or death, the entire vested account balance is available to the participant or beneficiary(ies).

Note 2 - Accounting Policies:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time, or to terminate the Plan subject to ERISA. In the event of termination, participant accounts become fully vested.

The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States. The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.

The Plan records benefits when payment is made to the participant. There were no benefits payable as of December 31, 2025 or 2024.

Note 3 - Master Trust:

The Plan’s investments are held by the Master Trust, commingled with the investments of the Sensient Technologies Corporation Savings Plan. Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes. Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds.

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among the plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment assets of the Master Trust.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2025

Note 3 - (Continued):

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). The stock fund is a unitized fund, which consists of the Company’s common stock and short-term cash equivalents that provide liquidity for trading. The common stock is valued at the closing price reported on the major market on which the individual securities are traded and the short-term cash equivalents are valued at cost, which approximates fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The common collective trust fund is valued at NAV provided by the administrator of the fund. The NAV of the common collective trust fund is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes the Plan’s gains and losses on investments bought, sold, and held during the year.

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

The fair value of the net assets of the Master Trust as of December 31, 2025 and 2024, is as follows:

	2025	2024

Sensient Technologies Corporation stock fund	$50,816,997	$41,454,698
Mutual funds	317,052,105	268,796,046
Common collective trust fund measured at NAV	5,795,206	6,334,727

Net assets in Master Trust	$373,664,308	$316,585,471

The Plan’s interest in the fair value of the net assets of the Master Trust as of December 31, 2025 and 2024, is as follows:

	2025	2024

Sensient Technologies Corporation stock fund	$38,687,294	$31,600,353
Mutual funds	4,791,617	3,647,943
Common collective trust fund measured at NAV	692,340	1,254,792

Plan’s interest in net assets in Master Trust	$44,171,251	$36,503,088

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2025

Note 3 - (Continued):

The net investment income of the Master Trust for the year ended December 31, 2025, is as follows:

2025
Dividends on Sensient Technologies Corporation stock fund	$897,657
Interest and other dividends	9,935,413
Net appreciation of investments based on quoted market prices	54,625,538

Net investment income of Master Trust	$65,458,608

Plan’s equity in net investment income of the Master Trust	$11,812,449

During the year ended December 31, 2025, net appreciation of the investments held by the Master Trust (including gains and losses on investments bought, sold, or held during the year) is as follows:

2025

Sensient Technologies Corporation stock fund	$13,385,816
Mutual funds	41,239,722

Net appreciation in fair value of investments – Master Trust	$54,625,538

Note 4 - Non-participant Directed Investments of the Plan:

The non-participant directed investments of the Plan held by the Master Trust are invested in the Sensient Technologies Corporation stock fund. Participant account balances, which are eligible to be diversified but remain in the Sensient Technologies Corporation stock fund, cannot be separately determined and are reported as non-participant directed investments. Information about the net assets and the significant components of the changes in net assets relating to non-participant directed net assets of the Plan held by the Master Trust is as follows:

	2025	2024
Non-participant directed net assets:
Sensient Technologies Corporation stock fund	$38,687,294	$31,600,353
Contributions receivable from Sensient Technologies
Corporation	1,621,127	1,436,221
Non-participant directed net assets	$40,308,421	$33,036,574

2025
Changes in non-participant directed net assets:
Contributions	$1,621,127
Dividends	683,719
Net appreciation	10,409,182
Withdrawals and distributions	(4,514,265)
Transfers to participant directed investments	(927,916)
$7,271,847

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2025

Note 5 - Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated June 2, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 6 - Related Parties and Parties-in-Interest:

The Plan holds shares of mutual funds and units of a common collective trust fund in a Master Trust, managed by the Trustee of the Plan. The Plan also invests in common stock of the Company through a unitized stock fund held by the Master Trust. The unitized stock fund held 536,687 and 577,193 shares of Sensient Technologies Corporation common stock at December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, the unitized stock fund purchased $3,201,751 of shares and sold $7,294,723 of shares. These transactions qualify as related party transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan pays fees to the Trustee for investment management, recordkeeping, and other administrative services.

Note 7 - Fair Value Measurements:

As of December 31, 2025 and 2024, the Plan’s assets and liabilities subject to Accounting Standard Codification (ASC) 820, Fair Value Measurement, are the Sensient Technologies Corporation stock fund, mutual fund investments, and a common collective trust fund held by the Master Trust. The fair value of Company stock fund and mutual funds are based on December 31, 2025 and 2024 market quotes (Level 1 inputs). The common collective trust fund is measured at fair value using net asset value per share as a practical expedient.

The Company is required to categorize the Master Trust’s assets based on the following fair value hierarchy:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2025

Note 7 - (Continued):

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2025 and 2024:

December 31, 2025	Level 1	Total
Sensient Technologies Corporation stock fund	$50,816,997	$50,816,997
Mutual funds	317,052,105	317,052,105
Total assets in the fair value hierarchy	$367,869,102	$367,869,102
Common collective trust fund (A)	-	5,795,206
Total assets at fair value	$367,869,102	$373,664,308

December 31, 2024	Level 1	Total
Sensient Technologies Corporation stock fund	$41,454,698	$41,454,698
Mutual funds	268,796,046	268,796,046
Total assets in the fair value hierarchy	$310,250,744	$310,250,744
Common collective trust fund (A)	-	6,334,727
Total assets at fair value	$310,250,744	$316,585,471

(A)
In accordance with ASC Subtopic 820-10, Fair Value Measurement – Overall, certain investments that were measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2025

Note 8 - Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2025	2024

Net assets available for benefits per the financial statements	$45,799,664	$37,948,750
Common collective trust fund market adjustment	(21,186)	(75,468)
Net assets available for benefits per the Form 5500	$45,778,478	$37,873,282

The following is a reconciliation of the net change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2025:

Net increase in net assets available for benefits per the financial statements	$7,850,914
Common collective trust fund market adjustment	54,282
Net increase in net assets available for benefits per the Form 5500	$7,905,196

Note 9 - Subsequent Events:

Management evaluated subsequent events for the Plan through June 8, 2026, the date the financial statements were available to be issued, and is not aware of any subsequent events that would require recognition or disclosure.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

Date: June 8, 2026	By:	/s/ John J. Manning
	Name:	John J. Manning
	Title:	Senior Vice President, General Counsel & Secretary